UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

1. Investment Company Act File Number: Advisors Preferred Trust # 811-22756 Hundredfold Select Alternative Fund								Date examination completed: July 29, 2022

2. State identification Number:
AL	By Fund no permit #	AK	By Fund #60091107	AZ	By Class Investor Class 67009 Service Class No permit	AR	By Fund #60026976	CA	By Trust No Permit #	CO	By Trust 2013-52-250
CT	By Fund #1113489	DE	By Fund No permit #	DC	By Class Investor Class #60072879 Service Class #60075690	FL	None required	GA	By Trust SCMF049318	HI	By Fund no permit
ID	By Fund #85605	IL	By Trust 60027229	IN	By Trust 13-00291C	IA	By Class Investor Class #I-108946 Service Class I-110555	KS	By Fund 2018S0001387	KY	By Prospectus Investor 60025406 Service Class #60453782
LA	By Prospectus Service Class no permit	ME	By Class Investor Class #10065403 Service Class #10067557	MD	By Class Investor Class SM20130270 Service Class SM20112526	MA	By Class Investor 60150538 Service 60147675	MI	By Class Investor Class 969340 Service Class 964732	MN	By Trust R-55307.1

MS	By Class Investor Class 60062995 Service Class #600894914	MO	By Fund R2011-2,306	MT	By Class Investor Class #270373 Service Class #271336	NE	By Class Investor Class No Permit Service Class #122862	NV	By Fund No Permit #	NH	By Class Investor Class #MF20-0083582 Service Class MF21-0082399
NJ	By Prospectus BEM-8578	NM	By Class Investor Class 63290 Service Class #69723	NY	By Fund S32-99-86	NC	By Trust GFAPT	ND	By Class Investor Class #MF20-0359 Service Class MF20-1068	OH	By Prospectus Investor Class BE2067046 Service Class #BE1959468
OK	By Class Investor Class #SE-2247122 Service Class #SE-2249434	OR	By Fund 2019-1241	PA	By Trust 213-02-070MF	RI	By Fund No permit	SC	By Fund #MF23874	SD	By Class Investor Class 81751 Service Class #82454
TN	By Class Investor Class RN2019B18087 Service Class RN202121B-14808	TX	By Class Investor Class C103039 Service Class #C 128276	UT	By Prospectus Investor Class #007-5855-95 Service Class #007-6038-47	VT	By Class Investor Class no permit Service Class #3/21/21-02	VA	By Trust 183038	WA	By Class Investor Class #60088484 Service Class 60059203
WV	By Class Investor Class #78632 Service Class #107479e	WI	By Class Investor Class 664725 Service Class 621270	WY	By Trust No permit #	PR	By Class Investor Class 60344-0 Service Class #60344-1	GU	By Trust No Permit #	VI	By Trust Not registered
2. Other (specify):

3. Exact name of investment company as specified in registration statement: Hundredfold Select Alternative Fund, a series of Advisors Preferred Trust

4. Address of principal executive office (number, street, city, state, zip code): 1445 Research Boulevard, Suite 530, Rockville, MD 20850

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN

PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

July 29, 2022

We, as members of management of Hundredfold Select Alternative Fund (the “Fund”), a series of Advisors Preferred Trust, are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of February 28, 2022, and from August 31, 2021, through February 28, 2022.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 for the Investment Company Act of 1940 as of February 28, 2022, and from August 31, 2021, through February 28, 2022, with respect to securities reflected in the investment accounts of the Fund.

Hundredfold Select Alternative Fund

/s/Catherine Ayers-Rigsby, Principal Executive Officer

/s/Christine Casares, Principal Financial Officer

Report of Independent Public Accountant

To the Board of Trustees of

Advisors Preferred Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Hundredfold Select Alternative Fund (the “Fund”), a series of Advisors Preferred Trust, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the Act) as of February 28, 2022. Management is responsible for its assertion about compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Act (the specified requirements). Our responsibility is to express an opinion on management's assertion about the Fund’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of February 28, 2022, and with respect to agreement of security purchases and sales, for the period from August 31, 2021 (the date of our last examination), through February 28, 2022:

•	Confirmation of all securities held by institutions in book entry form at National Financial Services, LLC (“NFS”) and U.S. Bank, N.A (the “Custodian”).

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents.

•	Reconciliation of all such securities to the books and records of the Fund, NFS and the Custodian.

•	Agreement of five security purchases and five security sales since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management's assertion that the Fund complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of February 28, 2022, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Advisors Preferred Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Cohen & Company, Ltd.

COHEN & COMPANY, LTD.

Chicago, Illinois

July 29, 2022